UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34411

National Western Life Insurance Company
(Exact name of registrant as specified in its charter)

 850 East Anderson Lane
Austin, Texas, 78752-1602
(512) 836-1010
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $1.00 par value per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, National Western Life Insurance Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NATIONAL WESTERN LIFE INSURANCE COMPANY

Date: October 2, 2015	By:	/s/ Brian M. Pribyl
Brian M. Pribyl, Senior Vice President,
Chief Financial Officer and Treasurer